Exhibit 99.2

 GH Research PLC (NASDAQ: GHRS)  January 2025  Corporate Presentation  1

 This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s expectations related to the clinical hold on the GH001 IND, including plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold and the timing required to lift such clinical hold; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  Disclaimer Regarding Forward-Looking Statements  2

Pipeline

Stage of Development

PROGRAMS	INDICATION	PRECLINICAL	PHASE 1	PHASE 2a PHASE 2b	PHASE 3	CURRENT STATUS	MILESTONES
GH001 *Mebufotenin for **inhalation** administration*	Treatment-Resistant Depression (TRD)					Phase 2b RDBPC DB phase completed Phase 1 PK trial with proprietary device ongoing	Phase 2b OLE completion in Q1 Phase 1 PK trial completion Lift FDA clinical hold in the US
GH002 *Mebufotenin for **i.v.** administration*	Psychiatric or Neurological Disorder					Phase 1 HV trial completed	Completed
OTHER INDICATIONS							
GH001	Postpartum Depression (PPD)					Phase 2a POC	Completed
GH001	Bipolar II Disorder* (BDII)					Phase 2a POC	Completed

Complete / Ongoing

Cash, cash equivalents, other financial assets and marketable securities were $182.6 million as of December 31, 2024

**Bipolar II disorder with a current major depressive episode*
Abbreviations: i.v. = intravenous; RDBPC = Randomized, Double-Blind, Placebo-Controlled; PK = Pharmacokinetics; OLE = Open-Label Extension; FDA = U.S. Food and Drug Administration; HV = Healthy Volunteer; POC = Proof-of-Concept

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 The Problem for Patients with Depression  Established Therapies are Slow-Acting  ... Remission Rates in TRD < 15%  4  (STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)  (STAR*D study, Remission Rates Treatment Steps 1 to 4)  Average time to remission is ~6 weeks  2 or more prior therapies = TRD  Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006  Abbreviations: TRD = Treatment-Resistant Depression

Large and Open Depression Market in the EU and US

First Line MDD

- Diagnosed: ~**48M**
  - Treated (pharmacotherapy ± psychotherapy): ~**24M**

Second Line MDD

- Non-response to first line: ~**13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

Company estimates based on sources 1,2,3
Abbreviations: MDD = Major Depressive Disorder

Sources: 1) NIMH major depression statistics; 2) Wittchen et al., Eur Neuropsychopharmacol 2011; 3) Rush et al., Am J Psychiatry 2006

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 SPRAVATO® has been established as a $1-5Bn drug in interventional psychiatry  Quarterly sales, $M; Estimated annual WAC of $32,400  Estimated 40 administration visits per year:  In-clinic  Mandatory 2-hour post-dose monitoring  No driving or operating heavy machinery until next day  No psychotherapeutic intervention required  -4.0  Approved for TRD in Conjunction with an Oral AD  -4.0 MADRS Points Mean Δ to Control Group  Abbreviations: MADRS = Montgomery–Åsberg Depression Rating Scale; TRD = Treatment-Resistant Depression; LS = Least Square; AD = Antidepressant; WAC = Wholesale Acquisition Cost  aBaseline mean MADRS = 37  Sources: 1) Popova et al., Am J Psychiatry 2019; 2) Institute for Clinical and Economic Review (ICER)   Final Evidence Report, 2019; 3) SPRAVATO® Prescribing Information; 4) Johnson & Johnson Quarterly Earnings Reports, 2022-2024  a  (TRANSFORM-2 Trial Primary Endpoint, Difference of LS Means)  6

 The GH001 Aspirational Profile  Maximize  Day 2 Response Rate  ✔✔✔✔  ✔  Optimize  Day 8 Primary Endpoint  ✔✔✔✔  ✔  Optimize  Fewer Administration Visits / Greater Durability  ✔✔✔✔  ✔  Minimize  Post-Discharge Restrictions  None  No driving or operating machinery until the next day after a restful sleep  SPRAVATO®  GH001 features based on clinical data generated to-date, and treatment model as per the protocol currently being investigated in GH001-TRD-201  SPRAVATO features based on Ph3 clinical trial data, and treatment model as per FDA label (1) and Johnson & Johnson Access, Coding and Reimbursement Guidelines (2)  Sources: 1) SPRAVATO® Prescribing Information; 2) Johnson & Johnson Spravato Access, Coding and Reimbursement Guide  GH001  7  2025© GH Research PLC

 >75% reduction in administration visits with GH001  8  GH001  Based on ICER estimate  Based on Phase 2b trial design  Administration visits in 6 months  1-6 visits  Assumptions:  SPRAVATO®: Assumes 23 administration visits, as per standard initiation protocol of 8 & 4 sessions in months 1 & 2, respectively, and ICER assumed maintenance treatment frequency of 2.86 treatments per month for months 3-6 (1,2,3);   Note: To-date, no head-to-head comparisons of any competing products to any of our product candidates in any clinical trial have been completed  Abbreviations: ICER = Institute for Clinical and Economic Review   Sources: 1) Johnson & Johnson Spravato Access, Coding and Reimbursement Guide; 2) ICER Spravato Final Evidence Report; 3) Janssenscience.com, Dosage and Administration of Spravato, Duration of Therapy  23 visits  2025© GH Research PLC

 GH001-HV-1032  (Healthy Volunteers)  GH001 6 mg   (n=8+2 placebo)  GH001 12 mg   (n=8+2 placebo)  GH001 18 mg   (n=8+2 placebo)  GH001 IDR (6, 12, 18 mg)up to 3 doses, 1h interval (n=8)  GH001 IDR (6, 12, 18 mg)  up to 3 doses, 2h interval (n=8)  9  Completed GH001 Phase 1 Clinical Trials: Trial Design  GH001-HV-1011  (Healthy Volunteers)  IDR Part (Open-Label)  D2  D8  D1  GH001 IDR (6, 12, 18 mg)up to 3 doses, 3h interval  (n=4)  n=18  GH001 12 mg (n=4)  GH001 2 mg (n=4)  GH001 6 mg (n=6)  GH001 18 mg (n=4)  Single-Dose Part (Open-Label)  Single-Dose Part (Double-Blind)  IDR Part (Open-Label)  GH001-TRD-1023  (Treatment-Resistant Depression)  Phase 1 (Single-Dose, Open-Label)  Phase 2 (IDR, Open-Label)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  GH001 IDR (6, 12, 18 mg)  up to 3 doses, 3h interval  (n=8)  Abbreviations: D = Day; h = Hour; IDR = Individualized dosing regimen; TRD = Treatment-Resistant Depression.   Sources: 1) Reckweg JT, et al. Eur Psychiatry. 2022; 2) GH Research, Data on file; 3). Reckweg JT, et al. Front. Psychiatry. 2023   D8  D31  D1  D2  D8  D1

 GH001-TRD-102 | Efficacy of the GH001 IDRPhase1/2 trial of GH001 in TRD (completed)  10  Abbreviations: MADRS = Montgomery–Åsberg Depression Rating Scale; IDR = Individualized dosing regimen  aBaseline mean MADRS = 32.  Sources: 1) Reckweg JT, et al. Front. Psychiatry. 2023.  Hour 2  Day 2  Day 8  GH001  p=0.0018  p<0.0001  p<0.0001  Baselinea  Key results1:  87.5% (7/8) patients achieved remission by Day 8  Mean change from baseline in MADRS score was -24.4 at day 8  2025© GH Research PLC

Safety and Tolerability of GH001 in Completed Phase 1 Trials

GH001-HV-101[1], GH001-HV-103[2], and GH001-TRD-102[3]

Safety Parameters, n (% of population)	Overall Population (n=78)
Any TEAE	50 (64%)
Headache	19 (24%)
Anxiety	12 (15%)
Nausea	8 (10%)
Fatigue	7 (9%)
Any Serious AE	0 (0%)
Any AE leading to trial/drug withdrawal	0 (0%)
Death	0 (0%)

TEAEs by Severity, no. of events	Overall Population (n=78)
Total number of TEAEs	105
Mild TEAEs	97
Moderate TEAEs	8
Severe TEAEs	0

- Overall, **inhalation of GH001 was well tolerated** across completed trials with **no severe or serious adverse events** reported and with TEAEs observed in 64.1% of subjects
- 92.4% of TEAEs were **mild in severity**
- **No noteworthy changes in vital signs were observed**; transient increases in heart rate and blood pressure shortly after GH001 administration were not clinically significant
- **Safety assessments**, including laboratory analyses, psychiatric scales, electrocardiogram, and cognitive function tests **showed no clinically meaningful changes**

Abbreviations: AE = Adverse event; TEAE = Treatment-emergent adverse event.

Sources: 1) Reckweg JT, et al. Eur Psychiatry. 2022; 2) GH Research, Data on file; 3) Reckweg JT, et al. Front. Psychiatry. 2023.

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 (Initiated)  Phase 2b Trial inTreatment-Resistant DepressionGH001-TRD-201  12  EudraCT Number: 2022-000574-26

GH001-TRD-201 Trial Design

Phase 2b trial in patients with TRD, n=80[1]



Double-Blind Phase[a]
Open-label Extension Phase (OLE)[b]
GH001 IDR[c]
Up to 5 GH001 IDRs
may be administered during the OLE **as needed**,
based on specific re-treatment criteria
n=80
Randomization 1:1
Placebo IDR[c]
Primary Endpoint
ΔMADRS
BL 2h
D1
MADRS
assessment
Day 1
Day 2
Day 8
During the OLE, patients attend scheduled assessment visits at day 15, month 1,2,3,4,5 & 6
Additional clinic visits can be scheduled if required for medical reasons
Month 6

Abbreviations: D = Day; h = Hour; BL = Baseline; IDR = Individualized dosing regimen; M = Month; MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension; TRD = Treatment-resistant depression.

[a] The double-blind phase was a fixed duration of 7 days (± 1 day) after an IDR with visits on D1, D2 and D8. After the double-blind phase there was a variable duration until a potential GH001 IDR in the OLE.

[b] During the OLE, additional clinic visits can be scheduled if required for medical reasons. [c] The GH001 IDR consists of up to 3 increasing doses (6, 12, 18 mg) and the placebo IDR consists of up to three placebo doses. As in previously completed trials, the GH001-TRD-201 trial will be conducted under the supervision of a healthcare provider, but without any planned psychotherapeutic interventions before, during, or after dosing.

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Sources: 1) NCT05800860. (2024). A Trial of GH001 in Patients With Treatment-Resistant Depression. ClinicalTrials.gov. Accessed August 23, 2024.

Three-Layer Protection Strategy

LAYER 1: REGULATORY EXCLUSIVITY

FDA:	5 years	(+2.5 years paragraph IV stay)
EMA:	10 years	(+1 year for new indication)

LAYER 2: PATENTS

Granted patents and patent applications relating to mebufotenin, including:

- Novel uses in various disorders (including inhaled, nasal, buccal, sublingual, i.v., i.m., s.c. routes)
- Novel aerosol compositions of matter
- Novel manufacturing methods and novel salt forms
- Novel device-related aspects

LAYER 3: TECHNICAL

Complex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability

Abbreviations: FDA = U.S. Food and Drug Administration; EMA = European Medicines Agency; i.v. = intravenous; i.m. = intramuscular; s.c. = subcutaneous

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Board of Directors & Executive Management  15  Florian Schönharting  Michael Forer  MSc Chairman of the Board, Co-founder  BA, LLB Vice-Chairman of the Board  Dermot Hanley  Duncan Moore  BSc, MBA Board Member  MPhil, PhD Board Member  Julie Ryan  FCA, MAcc, BComm VP, Finance  Magnus Halle  BSc Managing Director, Ireland, Co-founder  Aaron Cameron   MSc, MBA Chief Operating Officer  Velichka (Villy) Valcheva  MD, MSc Chief Executive Officer